Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of BYTE Acquisition Corp. on Amendment No. 1 of Form S-4 FILE NO. 333-274464 of our report dated March 30, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of BYTE Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

October 17, 2023

SA/ob